PRIMERO ANNOUNCES EXPLORATION RESULTS;

ALEXA VEIN CONTINUES AND VICTORIA VEIN EXTENDS INTO WEST BLOCK

Toronto, Ontario, May 21, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) is pleased to announce results of recent drilling at its San Dimas mine in Mexico. Results indicate that the Victoria vein, discovered in 2012, extends into an adjacent ore block and that the Alexa vein, also discovered in 2012, continues west. These discoveries support the Company’s belief that this region has become a new nucleus of high-grade gold and silver mineralization capable of supporting future mining at the San Dimas mine. Results are summarized in Table 1.

“The confirmation that the Alexa vein continues and that the Victoria Vein extends into the West Block are important discoveries for the Company,” stated Joseph F. Conway, President and Chief Executive Officer. “The Alexa and Victoria Veins not only represent an important contribution to the ore expected to be mined from the Sinaloa Graben over the next few years, Victoria is also one of the new veins we’re opening up with long-hole mining, allowing us to significantly improve productivity at the mine. Our exploration drilling program is progressing ahead of schedule and with continued positive results the Company may elect to expand it during the third quarter.”

The Alexa and Victoria Veins were discovered in the Sinaloa Graben Block in the first half of 20121, after which the Company successfully completed delineation drilling, resulting in 105,000 ounces of gold and 5.6 million ounces of silver being included in its year end 2012 Mineral Reserves. As a result of its close proximity to existing infrastructure, the Victoria Vein was also included in the 2013 mine plan.

The Company is systematically targeting mineralization located in close proximity to existing infrastructure along the prolific central corridor. The Company’s planned $15 million 2013 exploration program includes 74,000 metres of diamond drilling, broken into 34,000 metres of exploration drilling and 40,000 metres of delineation drilling. In addition, the Company is undertaking 3,800 metres of exploration drifting.

The 2013 drilling plan was designed to test for the extension of the Victoria vein into the adjacent West Block, its extension at depth and the extension of the Alexa vein to the west and into the adjacent Sinaloa Graben Block. A combined total of 33,400 metres drilling have been completed to date in 2013.

The Alexa vein was identified within two faults, the Sinaloa fault to the East and a smaller fault to the West. Surface drilling has successfully intercepted the western extension of the Alexa vein beyond the smaller western fault (Figure 1). Drilling approximately 125 metres south of the Alexa vein, just west of the Sinaloa fault successfully intercepted the western extension of the Victoria vein (Figure 2).

The Sinaloa fault is a normal major fault that divides the Sinaloa Graben from the West Block (Figure 3). The Sinaloa fault is part of the north, north-east normal fault system which is characteristic of the San Dimas Graben-Horst structural framework with several minor related structures. This structural complexity produces displacements along strike and dip offsetting the veins tens of meters in the vertical and/or horizontal direction. The Sinaloa fault, as with any normal fault at San Dimas, produces displacement along strike and dip.

Development of the Sinaloa Graben tunnel, running north-south, allowed drilling access to the area where the Alexa and Victoria veins were discovered in early 2012. These veins are at a similar orientation to the prolific Roberta and Robertita vein systems which have produced approximately 460 thousand ounces of gold at an average grade of 9.1 g/t, in the adjacent Central Block (Figure 3).

The Company continues exploring the upside extension of the Alexa vein into the western area and will explore for the continuation of the Alexa vein into the Sinaloa Graben in the second half of 2013. The Company has successfully developed access to the Alexa and Victoria veins, allowing for inclusion into the near-term mine plan and accelerated conversion to resources and/or reserves.

Table 1: Significant 2013 Drill Results

			Grade (g/t)		Estimated
Area	Drill Hole	Purpose	Gold	Silver	True Width (m)
West Block (Victoria)	VIC13_254	Exploration	15.9	1,091	2.2
			10.2	513	1.3
			11.7	601	1.5
West Block (Victoria)	VIC13_255	Exploration	13.2	860	5.9
West Block (Victoria)	VIC13_256	Exploration	37.4	2,180	4.4
			100.1	6,642	1.2
			2.1	224	0.5
			3.4	194	0.5
West Block (Victoria)	VIC13_264	Exploration	6.5	82	3.5
Sinaloa Graben (Victoria)	VIC13_257	Exploration	16.5	606	2.4
Sinaloa Graben (Victoria)	VIC13_260	Exploration	4.1	182	3.4
West Block (Alexa)	AL13_056	Exploration	4.8	325	6.5
West Block (Alexa)	AL13_057	Exploration	32.8	2,485	1.0
West Block (Alexa)	AL13_058	Exploration	3.7	180	4.0
			3.6	238	0.5

Figure 1: Alexa Vein Drill Hole Locations – Longitudinal Section.
http://media3.marketwire.com/docs/ALEXVFIG1.pdf

Figure 2: Victoria Vein Drill Hole Locations – Longitudinal Section.
http://media3.marketwire.com/docs/VICVFIG2.pdf

Figure 3: Alexa and Victoria Vein Locations – Plan View.
http://media3.marketwire.com/docs/ALVICFIG3.pdf

Figure 4: San Dimas District Plan View.
http://file.marketwire.com/release/Primero-Figure4.pdf

(1) Refer to the Company’s news releases of March 28, 2012, “Primero Reports 2011 Reserves and Resources and Announces New High-Grade Discovery” and June 25, 2012, “Primero Discovers New High-Grade Vein in West Block”, available on the Company’s website www.primeromining.com or Sedar www.sedar.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The scientific and technical information contained herein is based on information prepared by or under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, Primero, who is a “Qualified Person” for the purposes of NI 43-101. Mr. Voicu has reviewed and approved the contents of this news release with respect to the scientific and technical information. Drill samples were prepared by SGS de Mexico, S.A. de C.V. in Durango, Mexico.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “planned”, “expects”, “is expected”, “future”, “next”, “continues”, “is undertaking”, “continues exploring”,“estimates”, “intends”, “anticipates”, “belief” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements regarding the Company's exploration and development program, the estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources and exploration potential into reserves and resources. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the geology and vein structures in the Sinaloa Graben and the West Block are as expected. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, the ability to fund exploration and development expenditures and for the expenditures to discover mineralization in minable quantities; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SW
Alexa Vein
NE
800 m
800 m
600 m
600 m
400 m
AL13_057
AL13_058
AL13_063
AL13_059
Alexa Orebody
San Mateo Fault
Sinaloa Fault
Reported 2013
Reported 2012
Not Significant
Pending
Planned
0
100
200m

DDH	Au g/t	Ag g/t	TW m
AL13_057	32.8	2,485	1.0
AL13_058	3.7	180	4.0
AL13_059	8.3	541	3.4
AL13_063	2.9	3	0.5

SW
NE
Victoria Vein
700 m
500 m
300 m
Reported 2013
Not Significant
Pending
Sinaloa Fault
San Mateo Fault
Victoria Orebody
VIC13_254
VIC13_256
VIC13_255
VIC13_264
VIC13_260
VIC13_257
0
100
200m

DDH	Au g/t	Ag g/t	TW m
VIC13_254	15.9	1,091	2.2
	10.2	513	1.3
	11.7	601	1.5
VIC13_255	13.2	860	5.9
VIC13_256	37.4	2,180	4.4
	100.1	6,642	1.2
	2.1	224	0.5
	3.4	194	0.5
VIC13_257	16.5	606	2.4
VIC13_260	4.1	182	3.4
VIC13_264	6.5	82	3.5

San Dimas Mine
N
SAN MATEO FAULT
SINALOA FAULT
LIMONCITO FAULT
ROBERTA PROJECTION
ROBERTA VEIN
ROBERTITA PROJECTION
ROBERTITA VEIN
CORONADO VEIN
TRINIDAD MINE
TRINIDAD VEIN
SAN JOSE VEIN PROJECTION
ALEXA VEIN PROJECTION
CORONADO MINE
CARMEN VEIN
SAN JOSE VEIN
ALEXA VEIN
VICTORIA VEIN PROJECTION
EL PILAR MINE
SAN MATEO MINE
VICTORIA VEIN
SANTA TERESA MINE
SANTA TERESA VEIN
LOS ANGELES VEIN
SAN ANTONIO MINE
SAN ANTONIO VEIN
SANTA MARCIA VEIN
0
400m